

Interim Results – 31 December 2007

6 February 2008

Marius Kloppers Chief Executive Officer
Alex Vanselow Chief Financial Officer

Disclaimer

This document has been prepared by BHP Billiton and comprises the slides for a presentation concerning BHP Billiton's preliminary statement of its report and accounts for the half year ended 31 December 2007.

The views expressed in this document contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to, and accordingly no reliance should be placed on, the fairness, accuracy, completeness or reliability of the information. Any forward looking information in this document speaks as at 31 December 2007 and has been prepared on the basis of a number of assumptions which may prove to be incorrect. The information and opinions expressed in this document are subject to change without notice and BHP Billiton does not assume any responsibility or obligation, save as required by law, to update publicly or review any forward looking information contained herein, regardless of whether that information is affected by the results of new information, future events or otherwise. This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares in BHP Billiton, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. No statement in this document is intended to be a profit forecast.

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items. A reconciliation to profit from operations is contained within the profit announcement. All references to dollars are to US dollars and references to EBIT are Underlying EBIT.



Interim Results – 31 December 2007

Marius Kloppers Chief Executive Officer

bhpbilliton

Safety

- Injury rates – our 12 month rolling Total Recordable Injury Rate improved by 13 per cent to 6.4
- Our statistical measures are showing an improving trend
- However, improving statistics do not guarantee safety
- Tragically, we had ten fatalities in the past six months
- Our focus remains on the elimination of fatalities and Zero Harm

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Highlights – Half year ended December 2007

- **Strong operating and financial results**
- **Cost control focus** is yielding excellent results
- **Project delivery** – first production from seven new projects
- Healthy volume growth from new production expected in FY 2008
- A further four projects approved
- **Interim dividend increased 45% to 29 US cents per share**
- **Longer term fundamentals remain strong**





Interim Results – 31 December 2007

Alex Vanselow Chief Financial Officer

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Financial highlights

Half year ended December (US$m)	2007	2006	% Change
Revenue	25,539	22,113	+15
Underlying EBITDA	11,167	10,494	+6
Underlying EBIT	9,623	9,134	+5
Attributable profit (excluding exceptionals)	5,995	6,168	-3
Attributable profit	6,017	6,168	-2
Net operating cash flows	7,870	7,116	+11
EPS (excluding exceptionals) (US cents)	106.8	103.9	+3
Dividends per share (US cents)	29	20	+45

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Underlying EBIT by Customer Sector Group

Half year ended December (US$m)	2007	2006	% Change
Petroleum	1,972	1,612	+22
Aluminium	680	840	-19
Base Metals (including Uranium)	3,367	2,889	+17
Diamonds & Specialty Products	72	78	-8
Stainless Steel Materials	799	1,427	-44
Iron Ore	1,673	1,404	+19
Manganese	431	105	+311
Metallurgical Coal	523	657	-20
Energy Coal	277	242	+15
Group & Unallocated Items (1)	(171)	(120)	
BHP Billiton (Total)	9,623	9,134	+5

(1) Includes Technology

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Underlying EBIT by Customer Sector Group

Half year ended December (US$m)	2007	2006	% Change
Petroleum	1,972	1,612	+22.3

- Record half year EBIT
- Record half year production from global continuing operations
- Cash costs flat with comparative half
- Three major new projects on line in first half: Stybarrow, Atlantis and Genghis Khan
- Exploration – successful drilling of Thebe and acreage captured in Gulf of Mexico and Falklands


Shenzi

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Underlying EBIT by Customer Sector Group

Half year ended December (US$m)	2007	2006	% Change
Aluminium	680	840	-19.0
Base Metals	3,367	2,889	+16.5
Stainless Steel Materials	799	1,427	-44.0

Aluminium

- Production at record levels
- Softer prices for metals and cost impacted by weaker US$
- South African power situation will impact metal production


Mozal

Base Metals

- Record copper concentrate production
- Contribution of 96,000 tonnes from new projects
- Olympic Dam pre-feasibility study progressing well


Olympic Dam

Stainless Steel Materials

- Production and sales volumes improved second quarter
- Ravensthorpe ramping up as expected


Nickel West

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Underlying EBIT by Customer Sector Group

Half year ended December (US$m)	2007	2006	% Change
Iron Ore	1,673	1,404	+19.2

- Record Half Year EBIT
- Record production and shipments
- RGP3 commissioned and RGP4 on schedule


Mount Newman

Manganese	431	105	+310.5

- Record production and shipments
- Groote Eylandt expansion approved lifting capacity to 4.2mtpa of ore and concentrate


TEMCO

Metallurgical Coal	523	657	-20.4

- Record shipments benefiting from expanded Hay Point Terminal
- EBIT impacted by lower prices
- Severe flooding in Queensland will impact production


BMA

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Underlying EBIT by Customer Sector Group

Half year ended December (US$m)	2007	2006	% Change
Energy Coal	277	242	+14.5
Diamonds & Specialty Products	72	78	-7.7

Energy Coal

- Higher export prices driven by strong demand
- Record annual production at Hunter Valley and Cerrejon
- Approval of Klipspruit (+1.8mtpa export coal) and Newcastle third port


BECSA

Diamonds & Specialty Products

- Koala Underground completed ahead of schedule and budget
- Increased exploration activity on diamond targets in Angola and potash opportunity in Canada


Ekati

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Declining rate of cost increase

Operating cost increase relative to preceding half year


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Total
Excl Non-Cash
4.5%
4.9%
5.9%
5.6%
8.4%
6.7%
5.5%
5.8%
4.3%
3.9%
4.0%
3.0%
2.2%
1.7%
H1 FY2005
H2 FY2005
H1 FY2006
H2 FY2006
H1 FY2007
H2 FY2007
H1 FY2008

H1 FY2005 and H2 FY2005 are shown on the basis of UKGAAP.
Other periods are calculated under IFRS. All periods excluded third party trading.

Strong cash flow - delivering value to shareholders

Available Cash Flow (US$m)



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
H1
H2
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

Organic Growth[1] (US$m)



9000
7500
6000
4500
3000
1500
0
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

Return to Shareholders[2] (US$m)



9000
7500
6000
4500
3000
1500
0
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

(1) Capital and Exploration FY expenditures (exclude acquisitions).
(2) Dividends paid and share buy-backs.
(3) FY2005, FY2006, FY2007 and H1 FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UKGAAP.

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Interim Results – 31 December 2007

Marius Kloppers Chief Executive Officer

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Outlook – long term fundamentals strong, shorter term more fluid

Gross domestic product (US$bn)



India
China
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F

Source: International Monetary Fund

ISM purchasing manufacturers index



58
56
54
52
50
48
46
44
42
40
Jan-07
Apr-07
Jul-07
Oct-07

Source: Thomson Financial

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China's growth driven by domestic demand… Asian export markets more important than the US



Composition of Chinese GDP
(RMB trillions)
25
20
15
10
5
0
Destination of Chinese exports
Other
9%
Europe
24%
North America
21%
46%
Asia
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
Consumption
Investment
Inventories
Net Exports

Source: CEIC, BHP Billiton Estimates for CY2007.

Can Chinese consumption growth offset the shorter term slow down in the US?

Share of Consumption
(2007, %)


100
90
80
70
60
50
40
30
20
10
0
Iron Ore
Copper
Energy
China
India
USA
Europe

China Share of Incremental Demand
(1997-2007, %)


100
90
80
70
60
50
40
30
20
10
0
Iron Ore
Copper
Energy

Source: CRU, BP Statistical Review of Energy

Long term demand remains intact…

Beijing 2008


北京市区轨道交通线网近期建设方案（2008年）

Tokyo


メトロ ネットワーク
Metro Network

Beijing 2050



Paris


Paris

Future growth from high quality opportunities



As at 6 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn
$2bn+
WA Iron Ore Quantum 1
Cannington Life Ext
CMSA Heap Leach 2
Kennedy
Angola & DRC
Macedon
CMSA Heap Leach 1
NWS WFG
DRC Smelter
Canadian Potash
Olympic Dam Expansion 1
Caroona
Daunia
Knotty Head
Hallmark
Thebe
NWS CP
Boffa/Santou Refinery
Peak Downs Exp
Shenzi Nth
Ekati
Blackwater UG
Nimba
GEMCO Exp
Cerrejon Opt Exp
Olympic Dam Expansion 2
KNS Exp
Samarco 4
Mad Dog SWR
Saraji
Browse LNG
WA Iron Ore Quantum 2
SA Mn Ore Exp
Gabon
Angostura Gas
Maya Nickel
WA Iron Ore RGP 5
MKO Talc
Eastern Indonesian Facility
Corridor Sands I
Neptune Nth
Goonyella Expansions
Kipper Ph 2
CMSA Pyro Expansion
Scarborough
Resolution
Turrum
Escondida 3rd Conc
RBM
Puma
Olympic Dam Expansion 3
Corridor Sands II
Red Hill UG
CW Africa Exploration
Wards Well
Future Options
2013
Navajo Sth
Worsley E&G
Perseverance Deeps
Maruwai Stage 2
Bakhuis
Douglas-Middelburg
NWS Nth Rankin B
Guinea Alumina
Mt Arthur Coal UG
Maruwai Stage 1
Feasibility
2010
WA Iron Ore RGP 4
NWS Angel
Kipper
Yabulu
Klipspruit
NWS T5
Neptune
Shenzi
Samarco
GEMCO
Zamzama Phase 2
Alumar
Atlantis North
Cliffs
Pyrenees
Newcastle Third Port
Execution
2008
CSG
Petroleum
D&SP
Manganese
Aluminium
SSM
Met Coal
Base Metals
Iron Ore
Energy Coal

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A track record of project delivery – progress in FY 2008

- First production
  - Ravensthorpe, RGP3, Pinto Valley, Koala Underground, Genghis Khan, Atlantis South, Stybarrow
- Progressed to execution
  - Newcastle Third Port, GEMCO, Kipper, Klipspruit
- 12 new projects added to future options



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Development spend in high margin businesses

Development pipeline capex
(Total US$16.1bn)


Petroleum
Other
33%
28%
15%
24%
Iron Ore
Aluminium

EBITDA margins
(12 months to December 2007)


80%
70%
60%
50%
40%
30%
20%
10%
0%
Petroleum
Iron Ore
Aluminium

Note: Represents pipeline projects in execution, feasibility does not include pre-feasibility projects.
EBITDA margins for business in 12 months to 31 December 2007 not for individual projects.
EBITDA margin excluded third party trading.
Source: BHP Billiton estimates.

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A unique balance across high margin CSM, non ferrous and energy commodities

EBITDA margin H1 FY 2008


Iron Ore
Manganese
Met Coal
Petroleum
Energy Coal
Ag/Pb/Zn
Copper
Nickel
Aluminium
Diamonds
CSM
Energy
Non Ferrous
Other
0%
10%
20%
30%
40%
50%
60%
70%
80%

EBITDA H1 FY 2008
(Total = US$11.4bn)


Other
1%
CSM
26%
Energy
24%
Non Ferrous
49%

Note: EBITDA margin excludes third party trading.
EBITDA excluded third party trading and Group and Unallocated.

Broad exposure to carbon steel sector demand

Iron Ore is an important part of the mix

- Geographic proximity to the growing Asian market
- Record H1 production and shipments
- Plans underway to expand WAIO to 300mtpa by 2015

But so is Metallurgical coal

- Leading position in the seaborne market
- 100% BMA owned Hay Point limits impact of infrastructure constraints
- Significant growth options

And Manganese is a significant contributor

- Largest supplier of seaborne manganese ore from high quality resource base
- Manganese ore and alloy assets operating at record production levels in a strong demand environment

Total Carbon Steel Sector H1 FY 2008 EBIT
(Total = US$2.6bn)


Manganese
16%
Iron Ore
64%
Met Coal
20%

Developing world metals demand to show significant growth



US$ expenditure
(per capita)
50
40
30
20
10
China: $2,000 per capita
Aluminium
Copper
Iron Ore
Coking Coal
10
20
30
40
GDP per capita (US$'000)*

* 1 January 2008 real US dollars

Source: CRU, Brook Hunt, IISI, World Bank (WDI Database)

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But, the dollar value of oil intensity per capita is 10 times that of non ferrous metals


US$ Expenditure
(per capita)
500
400
300
200
100
China: $2,000 per capita
Crude Oil
Aluminium/Copper
10
20
30
40
GDP per capita (US$'000)*

* 1 January 2008 real US dollars

Source: CRU, Brook Hunt, IISI, World Bank (WDI Database), BP Statistical Review of Energy

Well positioned to meet energy demand regardless of fuel mix



Projected world primary energy demand
2007 = 100
180
170
160
150
140
130
120
110
100
90
2007
2010
2015
2020
2025
2030
Nuclear
Coal
Gas
Energy Demand
Renewables
Oil

Source: EIA International Energy Outlook 2007
WNA Global Nuclear Fuel Market 2007

Summary

- Continued excellent operating and financial results
- Unique portfolio balance provides stability
- Project pipeline and global footprint to support future growth
- Longer term outlook for global growth remains robust



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Appendix

Return on capital and margins



60%
50%
40%
30%
20%
10%
0%
Return on Capital(1)
EBIT Margin(2)
11%
20%
13%
24%
21%
30%
29%
40%
35%
44%
38%
48%
30%
44%
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
H1 2008

(1) H1 2008 is calculated on an annualised basis.
(2) FY2005, FY2006, FY2007 and H1 2008 are shown on the basis of Underlying EBIT. Prior periods are calculated under UKGAAP. All periods excluded third party trading.

Underlying EBIT analysis
Half year ended Dec 2007 vs Dec 2006



US$m
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
9,134
1,635
461
(506)
(206)
(199)
(61)
(222)
(413)
9,623
Dec-06
Net Price(1)
Volume(2)
Exchange
Inflation
Cash Costs
Non Cash Costs
Exploration & Bus. Dev
Other
Dec-07

(1) Including $154m of price-linked costs impact.
(2) Including $324m due to increase in volume from new operations.

Impact of major volume changes
Half year ended Dec 2007 vs Dec 2006

Total volume[1] variance US$461 million



US$m
450
350
250
150
50
-50
-150
-250
Copper
387
Met
Coal
83
Iron
Ore
81
Aluminium/
Alumina
44
D&SP
24
Energy
Coal
(9)
Petroleum
(25)
Nickel
(226)
Other
102

(1) Volume variances calculated using previous year margin and including $324m due to increase in volume from new operations.

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Impact of major commodity price
Half year ended Dec 2007 vs Dec 2006

Total price variance US$1,635 million[(1)]



US$m
500
400
300
200
100
0
-100
-200
Petroleum 466
Base Metals 350
Manganese 346
Iron Ore 333
Energy Coal 308
SSM 97
Diamonds (23)
Aluminium (44)
Met Coal (198)

(1) Including $154m of price-linked costs impact.

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Cash flow

Half year ended December (US$m)	2007	2006
Operating cash flow and dividends (1)	11,600	10,188
Net interest paid	(313)	(231)
Tax paid (2)	(3,417)	(2,841)
Net operating cash flow	7,870	7,116
Capital expenditure	(3,753)	(3,466)
Exploration expenditure	(598)	(312)
Purchases of investments	(153)	(31)
Proceeds from sale of fixed assets & investments	134	298
Net cash flow before dividends and funding	3,500	3,605
Dividends paid (3)	(1,571)	(1,122)
Net cash flow before funding & buy-backs	1,929	2,483

(1) Operating cash flow includes dividends received.
(2) Includes royalty related taxes paid.
(3) Includes dividends paid to minority interests.

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Global commodity and energy consumption – China is the world's largest consumer of key raw materials


Aluminium
Other
China
Europe
India
Japan
USA
Copper
China
Other
India
USA
Europe
Japan
Steel
Other
China
Europe
India
USA
Japan
Energy
China
Other
India
USA
Europe
Japan

Data for 2007, except for primary energy (2006). Steel represents crude steel production.
Source: CRU, Brook Hunt, BP Statistical Review of Energy, IISI

China

- Diversification remains for sales into China
- Currently 20% of total company revenues



US$m
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
ROW
Europe
Australia
Japan
China
Other Asia
Nth America
371
431
785
1,075
1,357
1,588
2,407
2,946
3,611
3,999
5,293
5,013
FY02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07
H2 07
H1 08
Petroleum
Aluminium
Base Metals
Iron Ore
Met Coal
Manganese
Energy Coal
SSM
Other

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EBIT margin(1) by Customer Sector Group


70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
H1 2008
Petroleum
Aluminium
Base Metals
Diamonds & Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Met Coal
Energy Coal

(1) All periods excluded third party trading.

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Capital & exploration expenditure

US$ Billion	2002	2003	2004	2005	2006	2007	2008F
Growth	1.9	2.0	1.8	2.6	4.2	5.2	7.1
Sustaining & Other	0.9	0.7	0.8	1.2	1.4	1.4	1.5
Exploration [1]	0.4	0.3	0.5	0.5	0.8	0.8	1.3
Total	3.2	3.0	3.1	4.3	6.4	7.4	9.9

(1) 2008 Forecast includes US$600m for Petroleum



US$bn
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008 F
Exploration
Sustaining Capex
Growth Expenditure

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Portfolio management – US$6.1bn of disposals


US$m
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sale Proceeds
Base Metals
D&SP
Energy Coal
SSM
Petroleum
Steel
Other

Proceeds from sale of assets	US$m
Dec 2007	139
FY 2007	444
FY 2006	934
FY 2005	1,035
FY 2004	277
FY 2003 (1)	2,472
FY 2002	845
Total proceeds	**6,146**

(1) Includes BHP Steel demerger and BHP Steel loans (net of cash disposed and costs)

Key net profit sensitivities

Approximate impact[1] on FY 2008 net profit after tax of changes of:	(US$m)
US$1/t on iron ore price	60
US$1/bbl on oil price	30
US$1/t on metallurgical coal price	25
USc1/lb on aluminium price	25
USc1/lb on copper price	25
US$1/t on energy coal price	25
USc1/lb on nickel price	2
AUD (USc1/A$) Operations[2]	65
RAND (0.2 Rand/US$) Operations[2]	35

(1) Assumes total volumes exposed to price.
(2) Impact based on average exchange rate for the period.

Sanctioned development projects (US$9.6bn)

Minerals Projects	Commodity	Share of Approved Capex US$m	Initial Production Target Date	Production Capacity (100%)	Progress
Alumar Refinery Expansion (Brazil) – 36%	Alumina	725	Q2 CY09	2 million tpa	On time and budget.
Western Australia Iron Ore RGP 4 (Australia) – 86.2%	Iron Ore	1,850	H1 CY10	Increase system capacity to 155 million tpa	On time and budget.
Samarco Third Pellet Plant (Brazil) – 50%	Iron Ore	590	H1 CY08	7.6 million tpa	On time and budget.
GEMCO (Australia) – 60 %	Mn Ore	110	H1 CY09	Additional 1 million tpa manganese concentrate	Sanctioned
Klipspruit – 100%	Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export coal Incremental 2.1 million tpa domestic	Sanctioned
Newcastle Third Port (Australia) – 35.5%	Energy Coal	390	End CY10	Third coal berth capable of handling an estimated 30 million tpa	Sanctioned

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Sanctioned development projects (US$9.6bn) cont.

Minerals Projects (cont'd)	Commodity	Share of Approved Capex US$m	Initial Production Target Date	Production Capacity (100%)	Progress
Yabulu (Australia) – 100%	Nickel	556	Q1 CY08	45,000 tpa nickel	On revised schedule and budget
Cliffs (Australia) – 100%	Nickel	139	H1 CY08	360,000 tpa nickel ore	On time and budget.

Petroleum Projects	Commodity	Share of Approved Capex US$m	Initial Production Target Date	Production Capacity (100%)	Progress
Zamzama Phase 2 (Pakistan) – 38.5%	Gas	46	H1 CY08	150 million cubic feet gas per day	On revised schedule and budget
Neptune (US) – 35%	Oil/Gas	405	Q1 CY08	50,000 barrels and 50 million cubic feet gas per day	On time and budget.
North West Shelf 5th Train (Australia) – 16.67%	LNG	350	Late CY08	LNG processing capacity 4.2 million tpa	On time and budget.

Sanctioned development projects (US$9.6bn) cont.

Petroleum Projects (cont'd)	Commodity	Share of Approved Capex US$m	Initial Production Target Date	Production Capacity (100%)	Progress
North West Shelf Angel (Australia) – 16.67%	Oil/Gas	200	End CY08	800 million cubic feet gas per day and 50,000 bpd condensate	On time and budget.
Shenzi (US) – 44%	Oil/gas	1,940	Mid CY09	100,000 barrels and 50 million cubic feet of gas per day	On time and budget.
Atlantis North (US) – 44%	Oil/Gas	100	H2 CY09	Tie-back to Atlantis South	On time and budget.
Pyrenees (Australia) – 71.43%	Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On time and budget.
Kipper (Australia) – 32.5%-50%	Oil/Gas	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Sanctioned

Development projects in feasibility (US$6.5bn)

Minerals Projects (US$4.7bn)	Commodity	Estimated Share of Capex* US$m	Forecast Initial Production*	Project Capacity (100%)*
Worsley Efficiency and Growth (Australia) – 86%	Alumina	1,750	End CY10	1.1 million tpa
Guinea Alumina Project (Guinea) – 33.3%	Alumina	1,000	H2 CY11	3.2 million tpa
Bakhuis (Suriname) – 45%	Bauxite	320	H2 CY09	6.9 million tpa bauxite
Maruwai Stage 1 (Indonesia) – 100%	Met Coal	50	End CY08	1 million tpa clean coal
Maruwai (Indonesia) – 100%	Met Coal	405	H2 CY10	5 million tpa clean coal
Douglas-Middelburg Optimisation (South Africa) – 84%	Energy Coal	1,000	H1 CY08	Optimisation of existing reserve base

* Indicative only

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Development projects in feasibility (US$6.5bn) cont.

Minerals Projects (US$4.7bn)	Commodity	Estimated Share of Capex* US$m	Forecast Initial Production*	Project Capacity (100%)*
Mt Arthur Coal UG (Australia) – 100%	Energy Coal	475	End CY10	7 million tpa saleable coal
Navajo South Mine Extension (USA) – 100%	Energy Coal	480	End CY10	5.7 million tpa saleable coal
Perseverance Deeps (Australia) – 100%	Nickel	500	H2 CY13	Maintain Nickel West system capacity

Petroleum Projects (US$600m)	Commodity	Estimated Share of Capex* US$m	Forecast Initial Production*	Project Capacity (100%)*
NWS North Rankin B – 16.67%	LNG	600	H2 CY12	LNG processing capacity 2.5 million tpa

* Indicative only

Development projects commissioned since July 2001

Project	Our Share of Capex		Initial Production Date	
	Budget US$m	Actual US$m	Budget	Actual
Antamina (Peru) – 33.75%	775	752	Q2 CY01	Q2 CY01
Typhoon (US) – 50%	128	114	Q3 CY01	Q3 CY01
Tintaya Oxide (Peru) – 99.9%	138	120	Q2 CY02	Q2 CY02
Escondida Phase IV (Chile) – 57.5%	600	543	Q3 CY02	Q3 CY02
San Juan Underground (US) – 100%	146	143	Q3 CY02	Q3 CY02
Bream Gas Pipeline (Australia) – 50%	50	34	Q2 CY03	Q4 CY02
Mozal 2 (Mozambique) – 47.1%	405	311	Q4 CY03	Q2 CY03
Zamzama (Pakistan) – 38.5%	40	40	Q3 CY03	Q2 CY03
Area C (Australia) – 85%	181	171	Q4 CY03	Q3 CY03
Mt Arthur North (Australia) – 100%	411	380	Q4 CY03	Q4 CY03
Hillside 3 (South Africa) – 100%	449	411	Q2 CY04	Q4 CY03
Ohanet (Algeria) – 45%	464	464	Q4 CY03	Q4 CY03
Cerrejon Zona Norte (Colombia) – 33.3%	50	33	Q1 CY04	Q1 CY04
Products & Capacity Expansion (Australia) – 85%	299	266	Q2 CY04	Q1 CY04

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Development projects commissioned since July 2001

Project	Our Share of Capex		Initial Production Date	
	Budget US$m	Actual US$m	Budget	Actual
WA Iron Ore Accelerated Expansion (Australia) – 85%	83	80	Q2 CY04	Q2 CY04
NWS Train 4 (Australia) – 16.7%	247	252	Mid CY04	Mid CY04
ROD (Algeria) – 36%	192	192	Q4 CY04	Q4 CY04
GoM Pipelines Infrastructure (US) – 22/25%	132	132	Q4 CY04	Q4 CY04
Western Australia Iron Ore RGP (Australia) – 85%	95	101	Q4 CY04	Q4 CY04
Mad Dog (US) – 23.9%	368	370	End CY04	Jan 2005
Minerva (Australia) – 90%	150	157	Q4 CY04	Jan 2005
Angostura (Trinidad) – 45%	327	337	End CY04	Jan 2005
Panda Underground (Canada) – 80%	146	139	Early CY05	April 2005
Dendrobium (Australia) – 100%	200	200	Mid CY05	April 2005
BMA Phase 1 (Including Broadmeadow) (Australia) – 50%	90	100	Mid CY05	Mid CY05
Escondida Norte (Chile) – 57.5%	230	251	Q4 CY05	Oct 2005
Paranam Refinery Expansion (Suriname) – 45%	29	33	Q3 CY05	Q4 CY05
Worsley Development Capital Project (Australia) – 86%	165	188	Q1 CY06	Q2 CY06

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Development projects commissioned since July 2001

Project	Our Share of Capex		Initial Production Date	
	Budget US$m	Actual US$m	Budget	Actual
Escondida Sulphide Leach (Chile) – 57.5%	500	566	H2 CY06	Q2 CY06
Western Australia Iron Ore RGP2 (Australia) – 85%	489	501	H2 CY06	Q2 CY06
Spence (Chile) – 100%	990	1,100	Q4 CY06	Q4 CY06
BMA Phase 2 (Australia) – 50%	88	88(1)	H2 CY06	Q4 CY06
Blackwater Coal Preparation (Australia) – 50%	100	140(1)	Mid CY07	H1 CY07
Genghis Khan (US) – 44%	365	365(1)	H2 CY07	H2 CY07
Atlantis South (US) – 44%	1,630	1,630(1)	H2 CY07	H2 CY07
Stybarrow (Australia)- 50%	380	380(1)	Q2 CY08	Q2 CY08
Koala Underground (Canada) – 80%	200	176	End CY07	End CY07
Ravensthorpe (Australia) – 100%	2,200	2,079(1)	Q1 CY08	Q4 CY07
Pinto Valley (USA) – 100%	140	144(1)	Q4 CY07	Q4 CY07
Western Australia Iron Ore RGP3 (Australia) – 86.2%	1,300	1,300(1)	Q4 CY07	Q4 CY07

(1) Actual cost subject to finalisation.

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